Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that on March 5, 2024, Mark Crossley, Chief Executive Officer and a PDMR, received 91,204 ordinary shares in the Company of $0.50 each ('Shares').

This arose as a result of the release of awards granted on March 5, 2019 and August 8, 2019 under the Indivior Long-Term Incentive Plan, which vested in respect of a total of 159,311 Shares on March 5, 2021 and which were then subject to a two-year post-vesting holding period.  Following the end of the holding period, the Shares were released on March 5, 2024 on a net settled basis, resulting in the delivery of 91,204 Shares.

Following this transaction, Mark Crossley has a beneficial interest in 181,236 Shares in the Company.

This notification is made in accordance with the requirements of the UK Market Abuse Regulation.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Crossley
2	Reason for the notification
a)	Position/status	Director / PDMR - Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Release of Shares following the end of the two-year holding period after vesting of an award granted under the Indivior Long-Term Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	91,204
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 5, 2024

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.